November 20, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Terence O’Brien, Branch Chief

Re:	Solazyme, Inc.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015 Filed May 8, 2015

SEC Comment Letter Dated November 3, 2015

File No. 001-35189

Ladies and Gentlemen:

Solazyme, Inc. (the “Company”) is submitting this letter in response to additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 3, 2015, relating to the above-referenced Form 10-Q of the Company filed May 8, 2015 (the “Form 10-Q”) and the Company’s Response Letter Dated October 6, 2015.

For ease of review, we have set forth below comments numbered 1 through 4 from your letter received, together with the Company’s responses thereto.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Note 11 – Investments in Joint Ventures and Related Third Party Transactions, page 15

1.	We have read your response to prior comment 2, in our letter to you dated September 21, 2015, in which you indicate that you believe the $6.8 million equity loss pickup from the Solazyme Bunge JV, when compared to your total losses for fiscal 2013 of $116 million, did not represent a material impact on pre-tax results. As previously requested, please provide us with a qualitative and quantitative analysis of your determination that the loss was not material to your financial statements for the year ended December 31, 2013. Refer to the guidance in ASC 250-10-S99.

RESPONSE:

The company’s quantitative and qualitative analysis is outline below using guidance outlined in ASC 250-10S99.

The Company’s $6.8 million share of loss from equity in the Solazyme Bunge JV reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 was included in the line item “loss from equity method investments” in the Other income (expense) section of the Statement of Operations for the twelve months ended December 31, 2013. The Company did not believe its share of loss from equity in the Solazyme Bunge JV was material to the Company’s financial statements for the year ended December 31, 2013 based on the following quantitative and qualitative analyses:

Based on the guidelines outlined in Regulation SX 210.1-02(w), the Company considers an income or expense item having an impact of greater than 10% of pre-tax income or loss to be material to its financial statements. The Company’s share of loss from equity in the Solazyme Bunge JV was only 5.9% of total fiscal 2013 pre-tax loss (no income tax expense recorded to date), which was below this 10% threshold. The Company determined this loss, therefore, not to be quantitatively material to the Company’s operating results for the year ended December 31, 2013.

The following qualitative analysis, in combination with the above quantitative analysis, supported the Company’s determination that the Company’s share of equity loss in the Solazyme Bunge JV was not material to the Company’s operating results for the year ended December 31, 2013:

•	The Solazyme Bunge JV was formed in April 2012 to build, own and operate a commercial-scale renewable tailored oils production facility. Construction of the Solazyme Bunge JV Plant (the “Plant”) commenced in the second quarter of 2012 and both partners expected operating losses during the construction, scale-up and optimization phases of the Plant. Given the Solazyme Bunge JV as of December 31, 2013 was still in its construction phase, this $6.8 million share of equity loss in the Solazyme Bunge JV was not unusual or unexpected.

•	During 2013, the Solazyme Bunge JV achieved the following, which signaled progress:

•	Received approval for project financing of R$245.9 million from BNDES;

•	Long lead-time equipment had been delivered or was on schedule for delivery;

•	Construction of the Plant remained on schedule and on budget;

•	The Company and Bunge amended the Solazyme Bunge JV agreements to, among other things, expand the products to be manufactured at the Plant as well as the fields into which the Solazyme Bunge JV products could be sold;

•	The timeline for production at the Plant was moved from the fourth quarter of 2013 into the first quarter of 2014, in part to accommodate enhancements to the Plant designed to more easily produce food oils and to more readily switch between different food products and industrial products and

•	By November 2013, commissioning of the production facility was underway.

In addition, as noted in our August 13, 2015 response letter, production start-up at the Solazyme Bunge JV was not originally scheduled to begin until the fourth quarter of 2013. As planned, the Solazyme Bunge JV was engaged in research and development and general administrative activities that resulted in the noted losses during the 2013 fiscal year. These losses were anticipated and did not have a material impact on the Company’s long term expectations of recoverability of its investment in the Solazyme Bunge JV as they were costs typically expected to be incurred in connection with the start-up of a joint venture of this nature.

2.	We have read your response to prior comment 3. Please tell us and expand your disclosure, under this heading or elsewhere in your filing as appropriate, to discuss the impact that crude oil prices have on your operating results, including the Solazyme Bunge joint venture’s, given the following statement made in your response letter dated August 13, 2015, “…commodity prices for crude oil and substitutable semi-commodity oils with which most of the Company’s first-generation oil products compete had fallen dramatically. Consideration of these factors led the Company to make adjustments in its global manufacturing and commercialization strategies to drive capital efficiency and position it for commercial success. With respect to the Solazyme Bunge JV production facility, the Company determined (in conjunction with Bunge) to narrow the production focus to smaller volumes of higher value, higher margin products.”

RESPONSE:

The Company’s proprietary technology uses microalgae in an industrial fermentation process to transform plant-based sugars into triglyceride oils and other bioproducts. The Company’s main commercial focus is to sell Tailored™ oils, encapsulated oils and whole algal powdered products to a variety of customers in different markets. The Company’s first generation oils compete, in part, with crude oil and substitutable semi-commodity oils, including plant oils. As prices for these oils dropped, it became more difficult for the Company to sell its products at acceptable prices. As the Company was in the process of optimizing and ramping-up the Plant, and did not have large oil sales, the drop in the price of crude oil and substitutable semi-commodity oils did not have a material impact on its then current operating results. However, based in part on the drop in prices for petroleum and plant oils, the Company adjusted its manufacturing and commercialization strategy to focus on smaller volumes of higher value, higher margin products and manufacturing facilities with the lowest cost profile. This adjustment was made to improve future operating results and limit expenses in the near term. The Company believes its next generation Tailored™ oils, encapsulated oils and whole algal powdered products will be less impacted by commodity prices for crude oil and substitutable semi-commodity oils because the Company believes those products are not as easily substitutable by petroleum and plant oils as the new products have different compositional and functional characteristics.

As discussed above, to date, crude oil prices have not had a material impact on Solazyme or the Solazyme Bunge JV’s operating results since:

•	Solazyme began selling its first generation oil products in the first quarter of 2014 and sold a minimal amount of first generation oil products prior to shifting to a strategy of focusing on higher value, higher margin products; and

•	The Solazyme Bunge JV has sold a minimal amount of first generation oil product to customers, as its primary focus has been on the completion of the Solazyme Bunge JV Plant. Both partners expect the Solazyme Bunge JV to produce and sell greater volumes of higher value, higher margin products once the production volumes of these high-value products are scaled up and gain commercial approval and acceptance.

The Company respectfully notes that these risks are discussed on page 56 of the Form 10-Q in “Risk Factors—Risks Related to Our Business and Industry—A decline in the price of petroleum and petroleum-based products, plant oils or other commodities may reduce demand for our products and may otherwise adversely affect our business.”

In addition, the Company revised its discussion of commodity price risk found on page 44 of its Quarterly Report on Form 10-Q for the third quarter of 2015 as follows:

Commodity Price Risk

Our exposure to market risk for changes in commodity prices currently relates primarily to our purchases of plant sugar feedstock~~.~~, and fuel in connection with our blended fuels marketing and commercial development programs. We have not historically hedged the price volatility of plant sugar feedstock. Also, fluctuations in the prices of petroleum or certain plant oils may also impact our business to the extent our products compete with petroleum or plant-oil-derived products. In the future, we may manage our exposure to ~~this risk~~these risks by hedging the price volatility of ~~feedstock~~such products, principally through futures contracts, and entering into joint venture agreements that would enable us to obtain secure access to feedstock. See also “Risk Factors-Risks Related to Our Business and Industry—A decline in the price of petroleum and petroleum-based products, plant oils or other commodities may reduce demand for our products and may otherwise adversely affect our business.”

3.	We have read your response to prior comment 4. Please further expand your disclosure, under this heading or in your Management’s Discussion and Analysis, of each bullet point either containing the goals which need to be reached to recover your investment in the joint venture to discuss what has been and what will need to be done to achieve each of the respective goals.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and in response, the Company included the following disclosures in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section (reflected below as mark-ups to the Company’s MD&A section of its Form 10-Q filed on August 7, 2015) in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2015, filed on November 9, 2015:

In April 2012, we and Bunge formed the Solazyme Bunge JV to build, own and operate the Solazyme Bunge JV Plant. The Solazyme Bunge JV Plant leverages our technology and Bunge’s sugarcane milling and natural oil processing capabilities to produce microalgae-based products. In addition, the Solazyme Bunge JV Plant has been designed to be expanded for further production in line with market demand. Construction of the Solazyme Bunge JV Plant commenced in the second quarter of 2012 and was financed with equal equity contributions by both Bunge and Solazyme and over $100 million (based on the exchange rate at the time of funding approval) of project financing from the Brazilian Development Bank (BNDES). In May 2014, the Solazyme Bunge JV Plant produced its first products on full-scale production lines, including 625,000 liter fermentation tanks. Both oil and Encapso™ products have been manufactured at the facility; production optimization is continuing and is expected to ramp as we work to increase efficiency in unit operations, and balance production volumes with operating costs as we focus on higher value products. In order for the Solazyme Bunge JV Plant to achieve sufficient cash flows to enable us to fully recover our equity investment, the Solazyme Bunge JV must:

•	Increase production volumes at the Solazyme Bunge JV Plant by:

•	Securing power and steam consistency.

•	Optimizing lipid and oil content output.

•	Increasing recovery rate.

•	Maintain access to its low-cost feedstock

•	Commercialize and sell its high value products

Additional capital expenditures may be required to reach nameplate capacity depending on the product mix produced at the plant. We are targeting to make significant progress toward these goals that will enable us to fully recover our equity investment within five years. As a condition of the Solazyme Bunge JV drawing funds under the loan in excess of amounts supported by bank guarantees, we may be required to provide a corporate guarantee of a portion of the loan in an amount that, when added to the amount supported by our bank guarantee, does not exceed our ownership percentage in the Solazyme Bunge JV.

~~In November 2012, we entered into a joint venture expansion framework agreement with Bunge. This framework agreement sets forth the intent of the partners to expand joint venture-owned oil production capacity at select Bunge owned and operated processing facilities worldwide. In addition, we and Bunge amended the Joint Venture Agreement in October 2013~~In October 2013, we and Bunge amended the terms of the joint venture to expand the field and product portfolio of the Solazyme Bunge JV. In March

2015, we entered into an additional JDA with Bunge to jointly develop a unique food ingredient. The additional JDA ~~also stipulates~~was rolled into a research program between us and the Solazyme Bunge JV in October 2015 (see below), which provides that the Solazyme Bunge JV will provide research funding to us covering periods through December 2018, payable quarterly in advance throughout the research term.

In October 2015, we and Bunge entered into an amended and restated joint venture agreement to expand the Solazyme Bunge JV to include certain oils for food and animal nutrition products. In this expansion of the Solazyme Bunge JV, Bunge will provide sales, marketing and application development for certain food oils, and will also provide oil processing, global distribution and logistics, and the [sic] we will provide access to our proprietary technology for the production of certain oils and structuring fats for the food and animal nutrition markets. We will also provide the Solazyme Bunge JV with sales, marketing and application development for certain oils and technical expertise in regard to the implementation of its technology. In October 2015, we and the Solazyme Bunge JV entered into an amended and restated Development Agreement under which we granted to the Solazyme Bunge JV a license to our technology for the manufacture of certain oil products for the food and animal nutrition markets. Concurrently with the entry into such agreement, we and the Solazyme Bunge JV entered into two funded research programs targeted at completing the development of additional products for the Solazyme Bunge JV.

To date, progress toward the goals outlined above is as follows:

•	During the second quarter of 2015, certain power and steam redundancy projects were successfully completed which, along with other ongoing work at the Solazyme Bunge JV facility, led to significant improvements in power and steam reliability and allowed us to establish fully integrated operations on a more consistent basis. The first real time use by the Solazyme Bunge JV of the key electrical grid and redundant boiler back-up systems was in mid-July of 2015.

•	In the third quarter of 2015, the Solazyme Bunge JV began to make its first food grade, high oleic oils.

•	The Solazyme Bunge JV has made significant progress in reducing variable costs per metric ton of crude oil produced since March 2015, the first full month of operations in 2015.

•	The amended and restated joint venture agreement and ancillary agreements provide that cane sugar feedstock will continue to be provided by Bunge to the Solazyme JV’s production facility from Bunge’s adjacent sugar cane processing mill.

•	The amended and restated joint venture agreement and ancillary agreements also expanded the Solazyme Bunge JV to add a worldwide focus on food and animal nutrition. Bunge will serve as the primary sales channel for many of the Solazyme Bunge JV’s products, with Solazyme as the secondary sales channel, in each case in exchange for a distribution fee. For certain products, Solazyme will retain co-primary sales rights.

In its Annual Report on Form 10-K for the fiscal year ending December 31, 2015, the Company intends to include a then-current update on its progress toward the goals outlined above, the achievement of which the Company believes will allow it to fully recover its equity investment in the Solazyme Bunge JV.

4.	We have read your response to prior comment 5 in which you indicate you prepared a five year baseline projection of the operating results of the Solazyme Bunge JV. However, only a narrative summary of the results were provided. Please provide us with a copy of the five year projection of operating results for the joint venture.

RESPONSE:

As outlined in the Company’s Response to comment 4 contained in the Company’s Response Letter dated August 13, 2015, the Company performed an analysis using the guidance from ASC 323-10-35 paragraphs 31 and 32 to determine there was no impairment of the Company’s investment in the Solazyme Bunge JV as of December 31, 2014. With consideration to the above guidance, the Company evaluated its ongoing business activities at the Solazyme Bunge JV and concluded there was no impairment of its $40.9 million investment in the Solazyme Bunge JV.

In addition to consideration of the above ASC guidance, the Company, as part of its 2015 annual operating budget cycle, prepared a five-year baseline projection of the operating results of the Solazyme Bunge JV (the “Forecast”). The Forecast supported that the Solazyme Bunge JV’s long-term operating profits will offset its near-term operating losses and the Solazyme Bunge JV’s net cash flow streams exceeded the Company’s $40.9M investment in the Solazyme Bunge JV as of December 31, 2014.

In response to the Staff’s request, we are providing the Staff under separate cover a copy of the Forecast as a supplemental submission pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company requests that the Forecast be returned promptly following the completion of the Staff’s review thereof in accordance with Rule 12b-4, and requests confidential treatment of the Forecast pursuant to the procedures set forth in Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83).

The Company believes its analysis of ongoing business activities at the Solazyme Bunge JV under the guidance from ASC 323-10-35 as well as the Forecast supports the Company’s ability to recover its investment in unconsolidated Solazyme Bunge JV balance of $40.9 million as of December 31, 2014.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure contained in the Filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter. Please do not hesitate to call me at (650) 780-4777 if you have any questions regarding this matter.

Sincerely,

/s/ Tyler Painter

Tyler Painter
Chief Operating Officer and
Chief Financial Officer

cc: Mr. Jonathan Wolfson, Solazyme, Inc.

cc: Mr. Paul Quinlan, Solazyme, Inc.